GOLDEN
ENTERPRISES,
INC.



GOLDEN FLAKE SNACK FOODS, INC.

March 30, 2005

VIA TELEFAX-(202) 942-9528
AND U.S. MAIL

Mr. H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549-0405

Re: Golden Enterprises, Inc.
Form 10-K for the year ended May 31, 2004
Form 10-Q for the period ending November 30, 2004
File 1-13515

Dear Mr. Schwall:

This letter is Golden Enterprises, Inc.'s (the "Company") response to your comments regarding the Company's Form 10-K for the year ended May 31, 2004 (hereinafter referred to as the "2004 10-K"). We appreciate the comments you have provided regarding the Company's 2004 10-K. We look forward to working with you to enhance the Company's overall disclosure in its SEC reports. We have chosen to address each of the items in your letter separately below.

10-K for the year ended May 31, 2004

Explanatory Note, page 3

1. The errors were discovered when the Public Company Accounting Oversight Board conducted an inspection of the registered public accounting firm Dudley, Hopton-Jones, Sims & Freeman, PLLP ("the Firm"). Members of the Board's inspections staff ("the inspection team") conducted fieldwork for the inspection from May 17, 2004 to May 21, 2004, reviewing the Firm's Audit of the financial statements of the Company for the year ended May 31, 2003. In the course of reviewing aspects of the audit, "the inspection team" determined that the Company did not use an acceptable

ONE GOLDEN FLAKE DRIVE
BIRMINGHAM, ALABAMA 35205
205-458-7316
205-458-7327-FAX

methodology for its casualty self-insurance reserves. The Company used the method of accruing at 1½ times the open claims. After the "inspection team" brought the issue to light, the Company immediately corrected the method and conducted a complete audit of all self-insurance areas. Medical claims reserves were changed to reflect the IBNR (Incurred But Not Reported) affect which the Company had not used in calculating prior periods. Vacations wages had always been expensed as taken, but it was determined that vacations liability should be reflected when vacations are earned. All issues are resolved and are reflected in the restated financials that you have received for the year ended May 31, 2003 with restated comparative information for May 31, 2002 and 2001, and the restated 10-Q for August 31, 2002, November 31, 2003 and February 28, 2004 with restated comparative 10-Q, as well as the 10-K for May 31, 2004.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates, page 13

2. You noted several categories of accounting where critical estimates are necessary. We estimate on three issues primarily; bad debts, worker's compensation and health care claims, since we are "self-insured" with a stop loss of $250,000 on worker's compensation and $100,000 on health claims.

   As required by GAAP, we carry allowance account balances which follow along with what we term "critical estimates." We discovered that we should be utilizing an actuaries' estimate for reserve balances in our general ledger instead of the historical case method that we had used for over twenty years. Except in the event of catastrophe, our estimates for critical reserve allowances should be sufficient under either method.

   In reviewing the FRC Section 501.14, we should supplement the description of accounting policies that are already disclosed in our notes. This Management's Discussion and Analysis focuses on an analysis of uncertainties (i.e., if one of our customers who represents 9.5% of our current outstanding accounts receivable were to file bankruptcy and fail to pay us cash, the impact on the bottom line would be a .04 loss per share, which is quite significant.) Therefore, our estimate on bad debts allowance would be critically understated by 360%.

   At the time of filing our annual report, no such uncertainties nor contingencies existed; therefore such analysis was not necessary.

<u>Liquidity and Capital Resources, page 14</u>

3. Working capital was $6.7 million at May 31, 2004 compared to $8.3 million at May 31, 2003. Net cash provided by operations amounted to $2.9 million in fiscal year 2004, $4.6 million in fiscal year 2003 and $1.9 million in fiscal year 2002. Working capital is the residual measure between current assets less current liabilities which is available for management to further invest in the company which provides a means to further increase opportunities for greater return on assets employed for use.

The decrease in net cash provided by operations is primarily related to changes in receivables, inventories and accounts payable offset by the net loss for fiscal year 2004 of $45,846 compared to the net loss for fiscal year 2003 of $927,765. Revenues increased $9.79 million for the year; however, receivables decreased $.35 million resulting in more cash available from the increase in sales. As a result, the underlying driver is attributable to an increase in sales and better collections on accounts receivable. There are no changes in credit policies.

The increase of $.4 million in inventory at year end is due to the increased revenues. We manufacture products to cover a week of sales thereby indicating sales are up when month end inventories are up, since inventory turn over is approximately seven days. The increase in Accounts Payable of $.11 million is insignificant to operational results, but does represent an increase in raw and packaging materials on-hand and available for production purposes. There were on-site improvements to our production equipment to improve efficiencies by replacing obsolete equipment.

Additions to property, plant and equipment, net of disposals were $.8 million, $.3 million and $3.8 million in fiscal years 2004, 2003, and 2002, respectively, and are expected to be about $1.9 million 2005. Also, the Company has ended the leasing of tractors, and now purchase all tractors.

External debt financing does not exist and a separate discussion on off-balance sheet financing will be addressed next. There are no derivative instruments linked to stock.

The potential impact of known or reasonable likely changes in credit ratings is not relevant since there have been no material changes in the Company's liquidity that would impact the credit rating of the Company.

Cash dividends of $1.5 million, $2.2 million, and $3.0 million were paid during fiscal years 2004, 2003, and 2002, respectively. The quarterly dividend was reduced to $.03125 from $.0625 in the third quarter of fiscal 2003 in response to a decrease in earnings.

Page 15 of the 10-K further discusses the purchase of treasury shares and other commitments.

See the following pages for Fiscal 2004 and 2005 Direct Method Cash Flows Statements.

Statements of Cash Flow- Direct Method

	Year Ended May 31, 2004	(Restated) Year Ended May 31, 2003	(Restated) Year Ended May 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash received from customers	$ 97,937,596	$98,174,808	$103,927,174
Interest income	154,944	161,735	197,686
Lease income	240,000	240,000	240,000
Rental income	31,948	26,660	28,534
Misc. income	71,721	77,901	97,163
Cash paid to suppliers & employees	(51,524,946)	(49,793,118)	(54,488,644)
Cash paid for operating expenses	(44,196,659)	(44,668,339)	(45,528,643)
Income taxes refund (paid)	430,216	626,349	(2,343,597)
Interest paid	(219,608)	(268,489)	(190,159)
Net cash from operating activities	2,925,212	4,577,507	1,939,514
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property plant & equipment	(973,076)	(851,111)	(5,236,601)
Proceeds from sale of property, plant & equip	155,288	399,690	1,301,160
Collection of notes rec.	42,254	119,636	42,399
Proceeds from disposals	-0-	-0-	625,326
Net cash used in investing activities	(775,534)	(331,785)	(3,267,716)
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt proceeds	10,304,286	11,543,824	7,806,676
Debt repayments	(11,727,633)	(13,121,345)	(4,666,346)
Increase (decrease) in checks outstanding in excess of bank balance	136,426	535,782	(931,135)
Purchases of treasury shares	(91,425)	-0-	(193,419)
Proceeds from exercise of stock options	-0-	-0-	3,810
Cash dividends paid	(1,484,470)	(2,228,128)	(2,974,005)
Net cash used in financing activities	(2,862,816)	(3,269,867)	(954,419)
Net increase (decrease) in cash and cash equivalent	(713,138)	975,855	(2,282,621)
Cash and Cash equivalents at beginning of year	1,278,333	302,478	2,585,099
Cash and Cash equivalents at end of year	$ 565,195	$ 1,278,333	$ 302,478

Statements of Cash Flow- Direct Method
For First Quarter Ended 8/31/04 and 8/31/03

	August 31, 2004	Restated August 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 24,838,946	$ 24,577,556
Interest income	37,519	39,909
Rental income	5,440	4,673
Misc. income	93,229	15,111
Cash paid to suppliers & employees	(12,428,973)	(12,044,055)
Cash paid for operating expenses	(11,305,812)	(10,489,726)
Income taxes refund (paid)	-0-	248,830
Interest expenses paid	(44,916)	(53,629)
Net cash from operating activities	1,195,433	2,298,669
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property plant & equipment	(825,128)	(119,783)
Proceeds from sale of property, plant & equip	32,143	66,234
Collection of notes rec.	11,099	10,250
Proceeds from disposals	-0-	-0-
Net cash used in investing activities	(781,886)	(43,299)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt proceeds	1,506,662	-0-
Debt repayments	(999,562)	(925,162)
Increase (decrease) in checks outstanding in excess of bank balance	119,934	(457,414)
Purchases of treasury shares	-0-	-0-
Proceeds from exercise of stock options	-0-	-0-
Cash dividends paid	(370,403)	(371,356)
Net cash used in financing activities	256,631	(1,753,932)
Net increase (decrease) in cash and cash equivalent	670,178	501,438
Cash and Cash equivalents at beginning of year	565,195	1,278,333
Cash and Cash equivalents at end of year	$ 1,235,373	$ 1,779,771

Statements of Cash Flow- Direct Method
For 2ND Quarter Ended 11/30/04 and 11/30/03

	November 30, 2004	Restated November 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 49,718,370	$ 48,297,561
Interest income	76,306	79,474
Rental income	107,098	9,312
Misc. income	-0-	31,620
Cash paid to suppliers & employees	(25,367,890)	(24,678,599)
Cash paid for operating expenses	(22,838,936)	(22,379,610)
Income taxes (paid)	-0-	(71,170)
Interest expenses paid	(93,507)	(101,949)
Net cash from operating activities	1,601,441	1,186,639
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property plant & equipment	(1,740,630)	(434,515)
Proceeds from sale of property, plant & equip	67,395	132,804
Collection of notes rec.	22,424	20,706
Proceeds from disposals	-0-	-0-
Net cash used in investing activities	(1,650,811)	(281,005)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt proceeds	7,736,272	-0-
Debt repayments	(6,409,770)	(1,140,251)
Increase (decrease) in checks outstanding in excess of bank balance	(329,418)	126,828
Purchases of treasury shares	-0-	-0-
Proceeds from exercise of stock options	-0-	-0-
Cash dividends paid	(740,806)	(742,711)
Net cash used in financing activities	256,278	(1,756,134)
Net increase (decrease) in cash and cash equivalent	206,908	(850,500)
Cash and Cash equivalents at beginning of year	565,195	1,278,333
Cash and Cash equivalents at end of year	$ 772,103	$ 427,833

Operating Results, page 15

4. The Company manufactures and distributes snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, onion rings, baked and fried curls. The Company also sells a line of products for resale packaged by other manufacturers using the Golden Flake label. The "resale" items include cookie items, canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products, and nuts. Of the products sold by the Company approximately 80% are manufactured by the Company with the balance purchased for resale.

The Company's manufactured products represented 80.5% in 2004 compared to 79.5% in 2003. During 2004, resale products represented 19.5% compared to 20.5% in 2003.

The following tables compares manufactured products to resale products:

Manufactured Products-Resale Products

Sales	Year Ended May 31, 2004	%	Year Ended May 31, 2003	%	Year Ended May 31, 2002	%
Manufactured Products	$78,601,023	80.5%	$76,772,552	79.5%	$ 82,115,901	78.7%
Resale Products	18,982,470	19.5%	19,831,909	20.5%	22,219,333	21.3%
Total	$97,583,493	100.0%	$96,604,461	100.0%	$104,335,234	100.0%

Gross Margin		GM %		GM %		GM %
Manufactured Products	$38,602,629	49.1%	$38,262,635	49.8%	$ 40,404,986	49.2%
Resale Products	7,737,827	40.8%	7,594,200	38.3%	9,604,329	43.2%
Total	$46,340,456	47.5%	$45,856,835	47.5%	$ 50,009,315	47.9%

Manufactured Products-Resale Products

	Qtr Ended August 31, 2004		Qtr Ended August 31, 2003	
Sales		**%**		**%**
Manufactured Products	$19,942,535	80.5%	$19,642,006	79.9%
Resale Products	4,823,891	19.5%	4,938,772	20.1%
Total	$24,766,426	100.0%	$24,580,778	100.0%
		GM %		**GM %**
Gross Margin				
Manufactured Products	$ 9,761,033	48.9%	$ 9,724,349	49.5%
Resale Products	1,983,004	41.1%	2,031,065	41.1%
Total	$11,744,037	47.4%	$11,755,414	47.8%

Manufactured Products-Resale Products

	Three Months Ended November 30, 2004	%	Three Months Ended November 30, 2003	%
Sales				
Manufactured Products	$19,599,779	78.9%	$18,706,756	80.3%
Resale Products	5,251,981	21.1%	4,590,225	19.7%
Total	$24,851,760	100.0%	$23,296,981	100.0%

		GM %		GM %
Gross Margin				
Manufactured Products	$ 9,320,368	47.6%	$ 9,188,664	49.1%
Resale Products	2,252,718	42.3%	1,889,695	41.2%
Total	$11,573,086	46.7%	$11,078,359	47.6%

Manufactured Products-Resale Products

	Six Months Ended November 30, 2004		Six Months Ended November 30, 2003	
Sales		%		%
Manufactured Products	$39,542,314	79.7%	$38,348,762	80.1%
Resale Products	10,075,872	20.3%	9,528,997	19.9%
Total	$49,618,186	100.0%	$47,877,759	100.0%

		GM %		GM %
Gross Margin				
Manufactured Products	$19,081,401	48.3%	$18,913,013	49.3%
Resale Products	4,235,722	42.0%	3,920,760	41.1%
Total	$23,317,123	47.0%	$22,833,773	47.7%

Before determining which products to manufacture or purchase and resale we consider the manufacturing equipment and expertise needed for the product, and the volume of business that we have achieved from the products. If a product that we resale grows in volume significantly, we study the feasibility of manufacturing the product at a higher profit margin than we are making on it as a resale item. We will increase the product mix by promoting the product.

3/30/2005
page 11

Off-Balance Sheet Arrangement, page 16

5. The Company disclosed in detail the product purchase agreement on page 41, under Note 14- Commitments and Contingencies. As explained in Note 14, the Company entered into a five year term product purchase commitment during the year ended May 31, 2001 with a supplier. In September 2002, the product purchase agreement was amended to fix the purchase unit price and establish specific annual quantities. As of May 31, 2004, the Company's outstanding purchase commitments were as follows:

Year ending May 31,	Amount
2005	$1,491,000
2006	605,000

The purchase price for Pretzels and Baked Tortilla are as follows:

Wt. of Product in Bag in Ounces	Item Description	Per Bag
1.5	Thin Low Fat Super Snack	$0.1212
9.0	Butter Pretzel-Low Fat	0.4828
2.125	Thin-Low Fat	0.1640
10.0	Stix-Low Fat	0.4608
10.0	Thin-Low Fat	0.4504
2.0	Butter Pretzel-Low Fat-55	0.1764
1.25	Butter Pretzel-Low	0.1304
9.0	Mini Butter Pretzel-Low	0.4802
8.0	Baked Tortillas	0.5500

The Company has the discretion to determine the variety of items and bag sizes to be purchased.

6. Your letter comments on the Company's ability "to certify that controls were effective as of the balance sheet date and that there were no subsequent changes in internal controls" when the Company was in the process of identifying and implementing actions to improve the effectiveness of procedures and internal controls as of the balance sheet date.

The Company did not certify in its 2004 10-K as to the effectiveness of "internal controls" as of the balance sheet date. The Company understands that it is not required to certify the effectiveness of internal controls in its Form 10-K until the Company's first fiscal year ending on or after July 15, 2006.[1]

The Company did certify in its 2004 10-K as to the effectiveness of the Company's "disclosure controls and procedures" as of the balance sheet date. See Page 48, Item 9A.-Controls and Procedures.

The Company understands that, as set forth in SEC Release Nos. 33-8238, 34-47986 and IC-26068, entitled "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports", the SEC has recognized a distinction between the terms "internal controls" and "disclosure controls and procedures."

Based upon the Company's understanding of the SEC definitions of "disclosure controls and procedures" and "internal controls" over financial reporting, the Company's certification as to the effectiveness of "disclosure controls and procedures" as of the balance sheet date was not a certification and was not intended to be a certification as to the effectiveness of "internal controls" as of the balance sheet date.

The Company believes that the disclosures in the 2004 10-K regarding internal controls are sufficient to apprise the reader that the Company's certification regarding the effectiveness of its disclosure controls and procedures does not certify as to the effectiveness of internal controls. In its discussion of Recent Developments on Pages 16 and 17 of the 2004 10-K, the Company disclosed that during the period covered by the 2004 10-K, the Company undertook to "review

---

[1] See SEC Release Nos. 33-8545 and 34-51293 dated March 2, 2005, entitled Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure and Exchange Act Periodic Reports of Non-Accelerated Filers and Foreign Private Issuers.

and analyze its internal audit program" and "directed its senior management to dedicate resources and take steps to strengthen controls." The Company also disclosed that it had "engaged the services of a third party consultant to assist in its review and analysis." See Page 17 of the 2004 10-K.

The Company also disclosed in the 2004 10-K that it was implementing policies and procedures to strengthen the Company's internal controls relating to the material weaknesses identified by its auditor during the performance of the audit for the year covered by the 2004 10-K Report. On Page 48 of the 2004 10-K under Item 9A-Controls and Procedures, the Company disclosed that it had accepted the recommendations of its auditor to reduce the recurrence of material weaknesses and was implementing policies and procedures to strengthen the Company's internal controls, including, among other things:

"(1) Developing written policies and procedures to be followed with respect to accounting for vacation pay and self-insured obligations; (2) Formally designating management level personnel responsible for accounting for vacation pay and self-insured obligations; (3) Expanding internal audit activities to include a quarterly examination of vacation pay and self-insured obligations; (4) Implementing a fully developed actuarially based method of measuring liabilities related to self-insured obligations; and (5) Implementing quarterly communications among management, internal auditor and the Audit Committee prior to filing Forms 10-Q."

Based upon the Company's understanding of the SEC's definitions of "internal control" and "disclosure controls and procedures," the Company did not certify and did not intend to certify as to the effectiveness of internal controls as of the balance sheet date and that there were no subsequent changes in internal controls. To the contrary, the Company disclosed that it was implementing policies and procedures to strengthen the Company's internal controls.

In regard to Item 6 of your comment letter, the Company, based upon its understanding of the above cited SEC releases, believes a revision to the 2004 10-K is not necessary. If our understanding is not correct, we welcome any further comments you may have on this Item 6.

Financial Statements

Balance Sheet, page 20

7. The following tables summarizes the prepaid assets account:

Prepaid Breakdown
Year End 10-K May 31, 2004

Truck Shop Supplies	$ 702,133
Insurance Deposit	393,155
Slotting Fees	376,295
Prepaid Alarm Services	21,579
Prepaid Insurance	327,771
Prepaid Taxes/ Licenses	420,940
Prepaid Dues/ Supplies	51,070
	$ 2,292,943

Prepaid Breakdown
Year End 10-K May 31, 2003

Truck Shop Supplies	$ 777,794
Insurance Deposit	393,155
Slotting Fees	333,799
Prepaid Alarm Services	21,092
Prepaid Insurance	331,209
Prepaid Taxes/ Licenses	986,385
Prepaid Dues/ Supplies	37,687
	$ 2,881,121

Prepaid Breakdown
1st Quarter 10-Q August 31, 2004

Truck Shop Supplies	$ 707,698
Insurance Deposit	393,155
Slotting Fees	301,338
Deferred Advertising Fees	543,004
Deferred Charges Auditing Fees	7,850
Deferred Charges Bonus	31,662
Prepaid Alarm Services	19,524
Prepaid Insurance	65,331
Prepaid Taxes/ Licenses	220,347
Prepaid Dues/ Supplies	6,686

$ 2,296,595

Prepaid Breakdown
2nd Quarter 10-Q November 30, 2004

Truck Shop Supplies	$ 627,170
Insurance Deposit	393,155
Slotting Fees	317,245
Deferred Advertising Fees	362,008
Deferred Charges Auditing Fees	425
Deferred Charges Bonus	-0-
Prepaid Alarm Services	17,469
Prepaid Insurance	824,181
Prepaid Taxes/ Licenses	259,663
Prepaid Dues/ Supplies	3,818

$ 2,805,134

Statement of Operations, page 22

8. The following tables discloses the amounts of depreciation included in the cost of sales and calculation of gross margin for each period.

Golden Flake Snack Foods, Inc.
Depreciation
Year Ended May 31, 2004

	General Ledger Book Depreciation	
Building:		
Building-Manufacturing	$ 354,628.57	
Sales Warehouses	106,855.69	
Truck Shop	22,306.39	
		$ 483,790.65
Machinery & Equipment:		
Potato Chips	$ 731,579.15	
Puff Corn	51,871.56	
Skins	59,483.83	
Cheese Curls	45,912.32	
Corn Chips	58,131.13	
Baked Curls	238,908.63	
Tostado - Nacho	129,930.76	
Onion Rings	19,074.53	
Variety Trays	4,539.00	
Truck Shop Equipment	9,263.33	
Miscellaneous - Sales	20,386.45	
		$1,369,080.69
Furniture & Fixtures:		
Administrative	$ 58,936.75	
Sales	37,391.27	
Truck Shop	1,748.02	
		$ 98,076.04
Auto & Trucks:		
Plant	$ 3,873.21	
Sales	186,185.95	
Transports	34,433.87	
Administrative	64,862.45	
		$ 289,355.48
Airplane		$ 106,577.27
Display Equipment:		
Amortization		
Expensed Directly		$0.00
		$2,346,880.13
Cost of Goods-Depreciation	$1,697,932.69	

Golden Flake Snack Foods, Inc.
Depreciation
Year Ended May 31, 2003

General Ledger
Book Depreciation

Building:
Building-Manufacturing	$ 352,496.66	
Sales Warehouses	121,313.90	
Truck Shop	24,601.79	
		$ 498,412.35

Machinery & Equipment:
Potato Chips	$ 743,704.19	
Puff Corn	49,314.03	
Skins	59,828.54	
Cheese Curls	49,389.19	
Corn Chips	58,541.19	
Baked Curls	254,382.03	
Tostado - Nacho	124,829.29	
Onion Rings	129.39	
Variety Trays	4,323.23	
Truck Shop Equipment	9,583.07	
Miscellaneous - Sales	17,587.48	
		$1,371,611.63

Furniture & Fixtures:
Administrative	$ 65,634.19	
Sales	103,352.60	
Truck Shop	1,981.12	
		$ 170,967.91

Auto & Trucks:
Plant	$ 3,842.21	
Sales	205,854.14	
Transports	51,589.46	
Administrative	61,013.81	
		$ 322,299.62

Airplane		$ 127,036.95

Display Equipment:
Amortization		
Expensed Directly		$0.00

		$2,490,328.46

Cost of Goods-Depreciation $1,700,779.95

Golden Flake Snack Foods, Inc.
Depreciation
Year Ended May 31, 2002

General Ledger
Book Depreciation

Building:

Building-Manufacturing	$ 373,478.74	
Sales Warehouses	141,569.43	
Truck Shop	33,088.29	
		$ 548,136.46

Machinery & Equipment:

Potato Chips	$ 551,816.87	
Puff Corn	49,603.78	
Skins	40,893.97	
Cheese Curls	44,066.58	
Corn Chips	38,673.69	
Baked Curls	248,717.38	
Tostado - Nacho	92,777.33	
Onion Rings	1,687.64	
Variety Trays	3,614.44	
Truck Shop Equipment	8,830.27	
Miscellaneous - Sales	16,196.31	
		$1,096,878.26

Furniture & Fixtures:

Administrative	$ 64,622.84	
Sales	377,504.25	
Truck Shop	2,676.46	
		$ 444,803.55

Auto & Trucks:

Plant	$ 3,253.28	
Sales	236,104.50	
Transports	71,673.87	
Administrative	59,366.62	
		$ 370,398.27

Airplane		$ 133,404.15

Display Equipment:

Amortization		
Expensed Directly		$0.00
		$2,593,620.69

Cost of Goods-Depreciation $1,448,583.70

Note 1- Summary of Significant Accounting Policies, page 26

Inventories

9. The principal raw materials used in the company's manufacture of snack food products consist of potatoes, vegetable oils, corn and corn meal, cheese, and spice seasonings; this represents approximately 20% of total cost of goods manufactured. These costs are accounted for using the FIFO method.

The principal supplies used are flexible film, boxes, trays, and wrapping material. These supplies are also accounted for using the FIFO method. These costs represent approximately 10% of total cost of goods manufactured.

Inventories are valued at the lower of cost or market.

From time to time, the company may enter into various forward purchase agreements to reduce the impact of volatility of raw material prices. These purchase agreements usually do not exceed a one year time frame.

Finally, other than direct labor charges, the only other charges to the cost of manufactured inventories would appropriately include utilities, depreciation, insurances, plant and machinery repairs, and quality control expenses. These expenses are based on actual production criteria, and these expenses are allocated to their respective production departments accordingly. No General and Administrative costs are charged to inventory.

Closing Comments

We appreciate any further comments you may have regarding the items addressed above. If you need any further information let us know. We would be glad to discuss any of these items with you by telephone at your convenience.

Yours very truly,

GOLDEN ENTERPRISES, INC.

By: _____

Patty R. Townsend
CFO, Vice President and Secretary